Exhibit 21.1

Subsidiaries of Galera Therapeutics, Inc.

Legal Name of Subsidiary	Jurisdiction of Organization
Galera Labs, LLC	Missouri, United States
Nova Pharmaceuticals, Inc.	Delaware, United States